

Mail Stop 3561

February 23, 2016

<u>Via E-mail</u>
Mr. Eric Clemons
Principal Executive Officer
Cerebain Biotech Corp.
13727 Noel Road
Tower II, Suite 200
Dallas, TX 75240

>   **Re: Cerebain Biotech Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Filed September 22, 2015**
>   **File No. 000-54381**

Dear Mr. Clemons:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining